

16012245

SEC
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FEB 29 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.R. Schmeidler & Co. Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 5th Avenue

(No. and Street)

New York	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Kandel Jr. (212)687-9800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP (Hecker, Brian J.)

(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen R. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. Schmeidler & Co. Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of NEW York
County of New York
02/26/16


ELIZABETH M CIORCIARI
Notary Public - State of New York
NO. 01CI6077508
Qualified in Kings County
My Commission Expires July 15, 2018

Signature

Chief Executive Officer

Title

Elizabeth M Ciorciari

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. Schmeidler & Co., Inc.
(SEC I.D. No. 8-16566)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015 AND 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document

A.R. SCHMEIDLER & CO., INC.
New York, New York

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015 and 2014

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

A.R. Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying consolidated statements of financial condition of A.R. Schmeidler & Co., Inc. as of December 31, 2015 and 2014. These financial statements are the responsibility of A.R. Schmeidler & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.R. Schmeidler & Co., Inc. as of December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2016

A.R. SCHMEIDLER & CO., INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
Cash	$ 2,377,785	$ 18,531,187
Receivable from broker	79,398	1,256
Deposit with clearing brokers	197,765	100,000
Advisory fees receivable	433,564	398,979
Securities owned at fair value	202,136	457,728
Property and equipment, at cost, net of accumulated depreciation $844,280 and $831,735	39,983	35,916
Leasehold improvements, at cost, net of accumulated amortization $1,170,870 and $1,030,467	188,349	326,020
Goodwill	3,773,262	3,773,262
Other intangible	332,500	522,500
Deferred tax asset (net of deferred tax liabilities)	387,166	2,929,635
Other assets	293,517	203,993
Total assets	$ 8,305,425	$ 27,280,476
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 1,671,121	$ 735,740
Stockholder's equity		
Common stock, $0.01 par value – authorized 100,000 shares; issued and outstanding, 20,000 shares	200	200
Additional paid-in-capital	6,488,311	25,602,101
Retained earnings	145,793	942,435
Total stockholder's equity	6,634,304	26,544,736
Total liabilities and stockholder's equity	$ 8,305,425	$ 27,280,476

See accompanying notes to the consolidated financial statements

NOTE 1 – ORGANIZATION & NATURE OF BUSINESS

A.R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from investment advisory fees.

Upon the close of business on January 22, 2015, in accordance with the Stock Purchase Agreement dated November 14, 2014 by and among Artemis US IV LLC, a Delaware limited liability company ("Artemis" and/or "Parent"), Hudson Valley Bank, N.A. a national banking association ("HVB") and the Company, a wholly-owned subsidiary of HVB, Artemis purchased all of the outstanding common stock of the Company from HVB.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Principles of Consolidation: The consolidated the statement of financial condition include the accounts of the Company and its wholly-owned subsidiary, ARS Advisors LLC, a New York limited liability company. All intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions: The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales.

Security Valuation: Marketable securities primarily consist of investments in mutual funds and are valued at fair value based upon the quoted market price for each security.

Goodwill and Other Intangible Assets: Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are tested for impairment at least annually. Goodwill is the only intangible asset with an indefinite life on the statement of financial condition.

(Continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Legal fees associated with loss contingencies are included in loss contingency accruals.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities Owned at Fair Value

Securities owned consist of investments in mutual funds and the fair values are determined by quoted market prices on national exchanges (Level 1).

(Continued)

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2015			
Assets:			
Securities owned – Mutual funds	$ 202,136	$ -	$ -
2014			
Assets:			
Securities owned – Mutual funds	$ 457,728	$ -	$ -

NOTE 4 – FIXED ASSETS

The major classes of fixed assets were as follows for the years ended December 31:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2015			
Leasehold improvements	$ 1,359,219	$ 1,170,870	$ 188,349
Furniture and equipment	657,284	626,216	31,068
Computer software	226,979	218,064	8,915
Total fixed assets	$ 2,243,482	$ 2,015,150	$ 228,332
2014			
Leasehold improvements	$ 1,356,487	$ 1,030,467	$ 326,020
Furniture and equipment	650,056	614,140	35,916
Computer software	217,595	217,595	-
Total fixed assets	$ 2,224,138	$ 1,862,202	$ 361,936

(Continued)

NOTE 5 – GOODWILL AND OTHER INTANGIBLES

The carrying amount of goodwill was $3,773,262 at December 31, 2015 and 2014. Based on the terms of the sale to Artemis in January, 2015 and the Company's performance, no impairment charge was deemed necessary in 2015.

The components of intangible assets are as follows as of December 31:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2015			
Customer list	$ 2,986,000	$ 2,653,500	$ 332,500
2014			
Customer list	$ 2,986,000	$ 2,463,500	$ 522,500

NOTE 6 – INCOME TAXES

Net deferred tax assets include the following deferred tax assets and liabilities at December 31:

	2015	2014
Deferred tax assets	$ 387,166	$ 2,929,635
Deferred tax liabilities	-	-
Net deferred tax asset (liability)	$ 387,166	$ 2,929,635

Deferred tax assets and liabilities relate primarily to tax-deductible goodwill, the amortization of identified intangibles and property, equipment & leasehold improvements, and deferred rent.

The Company is subject to U.S. federal, New York State and New York City income tax. The Company is no longer subject to examination by taxing authorities for years before 2012.

(Continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases its main office under an operating lease.

Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2016	697,624
2017	296,075
Thereafter	-

The minimum lease payments are subject to escalation payments. The tenant's minimum lease payments may be increased for the tenant's proportional share of tax increases against the land or building. The Company has a security deposit in the amount of $125,000 for the leased office space.

NOTE 8 – CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

(Continued)

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2015 and 2014, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. Amounts due from depository institutions at year end were as follows:

	2015	2014
Due from Depository Institutions:		
Hudson Valley Bank	$ -	$ 10,371,856
JP Morgan Chase Bank, N.A.	2,377,539	8,159,081
Pershing LLC	100,000	100,000

NOTE 10 – RELATED PARTY TRANSACTIONS

As of December 31, 2015 the Company had outstanding payables of $840,000 to Artemis. As of December 31, 2014 the Company had outstanding payables of $141,031 to HVB.

NOTE 11 – SUBSEQUENT EVENTS

As of December 31, 2015 the Company is registered as a Registered Investment Advisor and a Broker Dealer. In 2016, the Company began the process of withdrawing its Broker Dealer registration. It is anticipated that the withdrawal will be completed by the end of the first quarter of 2016.

NOTE 12 – NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2015 and 2014, the Company's net capital was computed to be $1,176,298 and $8,614,201, exceeding its minimum requirements of $104,891 and $100,000 by $1,071,407 and $8,514,201. The ratio of aggregate indebtedness to the net capital was 1.34 to 1 and 0.07 to 1 at December 31, 2015 and 2014

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(ii), since the Company does not hold funds or securities of customers.